FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Tuesday 06 October 2009
,
London

UK

GSK Expands Presence in
China
 through strategic
cooperation to form a
Joint Venture on Paediatric Vaccines

London (UK), October 6, 2009
 - GlaxoSmithKline (GSK) and Jiangsu Walvax Biotech Company (Walvax) today announced a cooperation agreement to form a long-term Joint Venture (JV) to develop and manufacture paediatric vaccines for use in China. The JV will produce vaccines for measles, mumps, and rubella (
MMR
) (
Priorix™
) and potentially other paediatric vaccines. GSK will also transfer the technology to enable the JV to manufacture the vaccines locally over time.

"This JV further builds on GSK's global business model which has fostered innovative partnerships to develop and deliver vaccines all over the world" said
Jean Stephenne, President of GSK Biologicals
.
 "In
China
, GSK is establishing local production capacity with a leading vaccine manufacturer and developer, in advance of the significant expansion in the Chinese public vaccine market. Together with Walvax, we can support
China
's goals to accelerate vaccination and save children from preventable diseases."

In addition to the technology transfer, the JV will build a new manufacturing facility for GSK's paediatric vaccine
Priorix
 and once the facility is operational, the JV will supply the vaccines to
China
's public vaccine market.

Once the JV is formed, upon fulfilment of a number of conditions, a total of £41.2m will be invested into the JV. GSK will initially invest £20.1m at incorporation and an additional £7.3m will be invested in 2015. Walvax will invest a total of £13.8 million. Equity interest will be divided 65% and 35% between GSK and Walvax respectively with provisions enabling both parties to revise their equity share in the future.

"This collaboration will allow Walvax and GSK to produce lifesaving vaccines to help meet
China
's need for
MMR
 vaccines," said
Li
u Hong-Yan
, Chairman of Walvax
. "The JV will strengthen our vaccine R&D efforts and build our capacity to increase children's access to vaccines, one of the most cost-effective health interventions available."

Walvax is an affiliate of Yunnan Walvax Biotech Co., Ltd.,
China
's second largest manufacturer of
Haemophilus influenzae
 type b (Hib) conjugate vaccine. With more than 400 employees, the company has been driving biotechnology vaccine innovation and development in
China
 for over eight years. Walvax has significant expertise in freeze-drying technologies, which make vaccine preservation and transportation easier.

The JV further expands GSK's presence in
China
. In June of this year, GSK also signed an agreement with Chinese biotech company Shenzhen Neptunus Interlong Bio-Technique Co., Ltd., to develop and manufacture flu vaccines.

Despite the existence of an MMR vaccine for years, measles remains a leading cause of death among young children worldwide.
1
 According to the World Health Organization (WHO), 197,000 people worldwide died of measles in 2007; more than 95% of these deaths occurred in low-income countries.
2
 Following its pledge to eradicate measles by 2012,
3
 the Chinese Ministry of Health incorporated MMR vaccine into its Expanded Programme on Immunization (EPI) in 2008.

Simon Bicknell

Company Secretary

6 October 2009

About Measles Mumps Rubella (
MMR
)

Measles, mumps and rubella are three serious viral diseases that threaten the health of millions of individuals worldwide and cause enormous distress. Measles alone affects over 20 million people every year and is a leading killer among vaccine-preventable childhood diseases. Even in countries with adequate healthcare, this highly contagious disease can cause significant, often fatal, complications including pneumonia and encephalitis. While death from mumps is rare, it can be associated with a number of serious complications, such as meningitis and encephalitis, especially in older individuals. In children, rubella can be overlooked or misdiagnosed due to mild, variable symptoms, but it can cause a number of significant complications in adults including arthritis/arthralgia and encephalitis. However, the main problem with rubella results from infection during early pregnancy. This can result in congenital rubella syndrome (
CRS
) and lead to abortion, miscarriage and stillbirth, with many children suffering blindness, deafness or mental disabilities.

Walvax -
one of the most progressive
 vaccine manufacturers in
China
. Yunnan Walvax was
inaugurated in January 2001 and
is dedicated
 to the R&D, manufacturing, marketing and
sales of human vaccines in
China
. A certified hi-tech company in
Yunnan

Province
 with a registered
 capital of more than US$11M
,
Jia
ngsu Walvax was launched in Apri
l of 2009 to develop viral vaccines in
Taizhou
,
Jiangsu
 Province.

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Lisa Behrens	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

1
 World Health Organization. (2008).
Measles Fact Sheet
.
 Available at
http://www.who.int/mediacentre/factsheets/fs286/en/index.html

Last
Accessed
:
17 September 2009

2

Ibid

3

World Health Organization - Western Pacific Regional Office. (2009). Vaccinating China's children.
Available at:
http://www.wpro.who.int/china/sites/epi/overview.htm
. Last

a
ccessed
:

17 September 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 6,  2009

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc